UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

6F, Building A

1188 Wan Rong Road

Shanghai, People’s Republic of China 200436

+86 021-61806588

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

On August 1, 2025, NETCLASS TECHNOLOGY INC (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor (the “Buyer”) relating to the issuance and sale of (a) a convertible promissory note (the “Note”) in the principal amount of $2,200,000, at a purchase price of $2,000,000, convertible into Class A ordinary shares, par value $0.00025 per share (the “Class A Ordinary Shares”), of the Company; and (b) 1,069,500 Class A Ordinary Shares (the “Pre-Delivery Shares”), at a purchase price of $0.00025 per share (together, the “Offering”).

The transaction is expected to close on August 4, 2025 (the “Closing” or “Closing Date”). The gross proceeds from the sale of the Note and Pre-Delivery Shares will be $2,000,000, prior to deducting transaction fees and estimated expenses. Univest Securities, LLC has acted as the placement agent (the “Placement Agent”) for the transaction contemplated in this Securities Purchase Agreement. The Company has agreed to pay Placement Agent upon the closing of this transaction, a cash fee equal to 8% of the gross proceed, a non-accountable expense equal to 1% of the gross proceed, and accountable expense in the amount of $30,000. The Company has further agreed that the Placement Agent shall be entitled to compensation, calculated as set forth above, in connection with any public or private offering or other financing or capital-raising transaction of any kind, to the extent such financing or capital is provided by investors introduced to the Company by Placement Agent prior to the consummation of the Offering, if such transaction is consummated at any time during the period within six (6) months following the Closing.

Note

The Note will bear an interest rate of 9% per annum. All outstanding principal and accrued interest on the Note will become due and payable twelve (12) months after the purchase price of the Note is delivered by the Buyer to the Company (the “Purchase Price Date”). The Note includes an original issue discount (the “OID”) of $180,000, In addition, Company agrees to pay $20,000 to the Buyer for the Buyer’s legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the purchase and sale of the Note (the “Transaction Expense Amount”). The OID and the Transaction Expense Amount will be included in the initial principal balance of the Note.

The Note has a conversion price (the “Conversion Price”) equal to 88% of the lowest daily VWAP (the dollar volume-weighted average price for ordinary shares on the Nasdaq Capital Market) during the ten (10) consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than US$0.7106 per Class A Ordinary Share (the “Floor Price”). Buyer has the right at any time beginning on the earlier of (a) the date that is six months from the Purchase Price Date, and (b) the effective date of the Registration Statement (as defined below), until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into fully paid and non-assessable Class A Ordinary Shares (the “Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the amount of the outstanding balance being converted (the “Conversion Amount”) divided by the Conversion Price. The Company may, with ten trading days’ prior written notice, prepay all or any portion of the outstanding balance under the Note prior to the Maturity Date at a cash price equal to 120% of the portion of the outstanding balance to be prepaid.

Upon the occurrence of a Trigger Event (as defined in the Note), the Buyer shall have the right to apply the Trigger Effect, which means: (a) for the first Trigger Event, the Buyer may increase the outstanding balance of the Note by an amount equal to 15% of the outstanding balance as of the date of such Trigger Event; and (b) for the second Trigger Event, the Buyer may increase the outstanding balance by an additional 15%, with such increased amount being immediately due and payable in cash by the Company to the Buyer; provided, however, that the total amount of such cash payment shall not exceed $175,000.

The Company has agreed to file a registration statement on Form F-1 (the “Registration Statement”) within forty-five (45) days following the Closing to register the resale of the Pre-Delivery Shares and the Conversion Shares held by the Investor. The Company will use commercially reasonable efforts to cause such Registration Statement to be declared effective by the U.S. Securities and Exchange Commission within ninety (90) days of the Closing Date. If the Registration Statement is not declared effective by such date, the outstanding balance of the Note will automatically increase by one percent (1%) on the 90th day, and will continue to increase by one percent (1%) for each thirty (30) day that the Registration Statement is not declared effective until the date that is six (6) months from the Closing Date.

The execution and delivery of the Securities Purchase Agreement was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended and Regulations D promulgated thereunder.

The foregoing summaries of the Securities Purchase Agreement, the Note and the Pre-Delivery Shares do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, as applicable, the exhibits to this Current Report on Form 6-K, which are incorporated herein by reference.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2025 (Registration No. 333-286348).

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Convertible Promissory Note
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: August 1, 2025	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

4